September 14, 2005

Via EDGAR and Hand Delivery

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gregg Appliances, Inc.
Amendment No. 1 to Registration Statement on Form S-4 Filed August 18, 2005 SEC File No. 333-126486

Dear Mr. Owings:

On behalf of our client, Gregg Appliances, Inc. (the “Registrant”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 1, 2005, with respect to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-126486 (the “Amendment”), filed with the Commission on August 18, 2005.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2 to the Registration Statement.

Prospectus Summary, page 1

1.	Please refer to comment 5 in our letter dated August 5, 2005. We note that you have retained much of the disclosure appearing under the captions “Competitive Strengths” and “Business Strategy.” Please delete this disclosure as requested previously.

Response: The Registrant has deleted the referenced disclosure from the Prospectus Summary of the Registration Statement in response to the Staff’s comment.

2.	Please refer to comment 6 in our letter dated August 5, 2005. Please substantiate or delete your references to “premium” products.

Mr. H. Christopher Owings

September 14, 2005

Response: The Registrant has revised the disclosure on page 1 of the Registration Statement in response to the Staff’s comment.

3.	Please refer to comment 7 in our letter dated August 5, 2005. As requested previously, please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus. We note the following statements:

•	We have one of the most extensive product and brand offerings of premium video products and home appliances. We estimate that in the United States, we are a top three retailer for Hitachi and a top four retailer for each of Frigidaire, Whirlpool, JVC and Mitsubishi. — page 2

•	We garnered a 14% market share in major appliances, achieving a top three market position in less than a year, according to an Atlantic Market Assessment of Appliance Market Share, a study prepared by Strategic Marketing & Research Inc. based in Indiana. — page 45

In addition to the examples above, we also note various citations to the NPD Group, CEA, and AHAM for the statistical information appearing under the caption “Industry Overview” beginning on page 60. Clearly mark your support or provide pages references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Mr. H. Christopher Owings

September 14, 2005

Response: The Registrant has deleted the following portion of the first statement identified by the Staff (“We estimate that in the United States, we are a top three retailer for Hitachi and a top four retailer for each of Frigidaire, Whirlpool, JVC and Mitsubishi.”). The Registrant deleted the statement as this information was provided orally by the manufacturers and consequently the Registrant is unable to provide written support for this statement.

The Registrant submits to the Staff that the following third party sources support the second statement identified by the Staff (“We garnered a 14% market share in major appliances, achieving a top three market position in less than a year, according to an Atlantic Market Assessment of Appliance Market Share, a study prepared by Strategic Marketing & Research Inc. based in Indiana.”):

•	Atlanta Market Assessment Research Appliance Market Share as of June 2004. (Exhibit A)

The Registrant further submits to the Staff that the following third party sources support the statistical information appearing under the caption “Industry Overview” beginning on page 59:

•	“According to the U.S. Bureau of Economic Analysis, U.S. consumers spent a combined total of $163.9 billion on consumer electronics and home appliances during 2003.” (page 59, top paragraph)

º	Consumer Electronics: Market Share Leader in the Making? Morgan Stanley Research, February 12, 2004. (Exhibit B)

•	“According to CEA, 2004 retail sales in the consumer electronics industry increased by 10.7% over 2003. Total factory sales in the industry are projected to grow by 8% through 2008, based on CEA estimates.” (page 59, third paragraph)

º	Bob Gerson, CEA Says ‘05 Sales Will Grow 10.7%, TWICE: This Week in Consumer Electronics, January 24, 2005. (Exhibit C)

•	“According to CEA, industry-wide sales of digital products grew at a compound annual rate of 47.1% during the 5 year period ended December 2003 and are expected to grow 18.1% per year through 2007.” (page 59, fourth paragraph) and “A significant driver of this growth is the relatively low household penetration of digital televisions of 8% in 2003, according to CEA.” (page 62, second paragraph)

Mr. H. Christopher Owings

September 14, 2005

º	SG Cowen Equity Research Report—Digital Product Cycle Continues to Be Strong, Hardlines Retail, April 26, 2004. (Exhibit D)

•	“Digital television sales topped over 7 million units in 2004 according to CEA.” (page 59, fourth paragraph)

º	Consumer Electronics Association—Super Bowl XXXIX Boosts Digital Television Sales, January 28, 2005. (Exhibit E)

•	“The CEA projects that over 10 million digital television units will be sold in 2005. By 2008, digital television sales are projected to reach 27.0 million units.” (page 59, fourth paragraph)

º	Consumer Electronics Association—2004 DTV Sales Top 5 Million Units Through November, December 21, 2004. (Exhibit F)

•	“According to the U.S. Bureau of Economic Analysis, U.S. consumer spending on kitchen and household appliances in 2003 reached $33.4 billion, representing an increase of 5.4% from 2002.” and “According to Standard & Poor’s, new product innovations are stimulating demand and allowing for increases in average unit selling prices in the premium sector of home appliances.” (page 59, last two paragraphs)

º	Household Durables Industry Survey, May 6, 2004. (Exhibit G)

Copies of these publications are enclosed supplementally as Exhibit A through Exhibit G to this letter. As requested by the Staff, these publications have been marked to show the supporting information.

Terms of the Exchange Notes, page 9

4.	In the discussion under the caption “Ranking” appearing on page 9, you state that you also have $18 million of debt outstanding. Although the carrying value of the debt may only be $18 million, the obligation is to repay $25 million. Please revise to disclose the amount of the obligation or advise.

Mr. H. Christopher Owings

September 14, 2005

Response: The Registrant has revised the disclosure on pages 8 and 20 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 15

5.	We note disclosure appearing on page 65 in the “Business” section indicating that one of your vendors, Whirlpool, represented more than 10% of your total purchases in fiscal 2005. It appears that this disclosure should be specifically referenced in this risk factor. Please advise or revise your disclosure as appropriate.

Response: The Registrant has revised the disclosure in the “Risk Factors” on page 15 of the Registration Statement in response to the Staff’s comment.

Selected Historical Consolidated Financial and Other Data, page 40

6.	We note that you have not prominently presented amounts for the three major categories of the statement of cash flows. It appears this information is required to comply with Question 12 of Frequently Asked Questions Regarding the Use the Use of Non-GAAP Financial Measures which is available at www.sec.gov. Please revise or advise.

Response: As noted in Response #8 below, the Registrant has revised its disclosures related to EBITDA and Adjusted EBITDA to reflect that these measures are performance, and not liquidity, based. Therefore, the three major cash flow categories have not been provided within the Selected Historical Consolidated Financial and Other Data, as Net Income is used as the most directly comparable GAAP measure.

7.	Please provide a reconciliation of historical interest expense with cash interest expense. It appears that the items that you exclude from the measure will require cash settlement and are recurring. Item 10(e)(l)(ii)(B) of Regulation S-K prohibits the use of measures that eliminate charges likely to recur within two years. Item 10(e)(l)(ii)(A) of Regulation S-K prohibits the use of measures that exclude charges that required, or will require, cash settlement. Please tell us in more detail why you believe that it is appropriate to present this measure or revise.

Mr. H. Christopher Owings

September 14, 2005

Response: The Registrant has revised the disclosure on pages 11, 13, and 40 to remove all references to cash interest expense in response to the Staff’s comments.

8.	With respect to note (4) to the table and adjusted EBITDA, it appears that you continue to assert that adjusted EBITDA is a liquidity measure. Since adjusted EBITDA excludes certain charges that require cash settlement it is not appropriate to present adjusted EBITDA as a liquidity measure and make disclosures that suggest that adjusted EBITDA is a liquidity measure. As such, modify your disclosure as follows:

•	Remove references to adjusted EBITDA from note (4);

•	Create a new note that discusses only adjusted EBITDA;

•	Reconcile adjusted EBITDA to net income;

•	Ensure that your disclosure discusses the material limitations of adjusted EBITDA, such as the measure excludes recurring expenditures for interest and taxes;

•	Ensure that you disclose how management uses the measure;

•	Ensure you disclose the limitations of the measure.

Response: The Registrant has revised the disclosure on pages 11, 12, 13, 40 and 41 in response to the Staff’s comments. As noted within the filing, the Registrant has excluded the stock-based compensation charges from Adjusted EBITDA as the Registrant does not believe the charge is recurring. The stock appreciation rights and the stock issued in exchange for the non-recourse note were considered variable awards and due to the recapitalization transaction, the awards resulted in significant compensation expense. While the Registrant has adopted a stock option plan, the awards granted under the plan will be fixed options issued with exercise prices equal to or greater than the fair market value of the underlying common stock at the date of grant. In addition, the option agreements for such stock options will not include features which permit or require cash settlement. The Registrant has also excluded the effect of the consolidation of the variable interest entities and the non-capitalized transaction costs related to the recapitalization as these items are also considered non-recurring.

9.

With respect to the measures of adjusted rent, adjusted capital expenditures, and adjusted cash interest, please remove these items. It appears that these measures are effectively pro forma presentations of individual financial statement line items. We note that it is not appropriate to present pro forma information for periods in excess of one complete fiscal year. Conversely, Item 10(e) of Regulation S-K

Mr. H. Christopher Owings

September 14, 2005

requires that you do not present measures that exclude recurring charges. You have not disclosed how management uses this item and we have difficulty understanding how this measure could be useful to management.

Response: The Registrant has revised the disclosure on pages 11, 13 and 40 to remove the measures of adjusted rent, adjusted capital expenditures, and adjusted cash interest in response to the Staff’s comments.

Material United States Federal Income Tax Consequences, page 139

10.	Please refer to comment 38 in our letter dated August 5, 2005. As requested previously, please delete the term “certain” from the first sentence under the caption as the tax section should include a discussion of all material tax consequences of the exchange offer.

Response: The Registrant has revised the disclosure on page 138 in response to the Staff’s comment.

11.	Please refer to comment 39 in our letter dated August 5, 2005. We note your revised disclosure that the exchange of the old notes for exchange notes under the exchange offer “generally does not” constitute a taxable exchange. The revised disclosure remains unclear as to the material tax consequences. Please fully discuss the uncertainties that underlie this statement. If appropriate, consider including a risk factor discussion regarding the uncertainty as to the tax consequences discussed in this section.

Response: The Registrant has revised the disclosure on page 139 of the Registration statement in response to the Staff’s comment.

Legal Matters, page 145

12.	Please refer to comment 42 in our letter dated August 5, 2005. We note your response indicating that “the aggregate holdings of employees and partners of Bingham McCutchen LLP in FS Equity Partners V, L.P…. is less than 0.5% of the total capitalization of FS Equity Partners V., L.P.” Please confirm that this interest does not exceed $50,000. See instruction 1 to Item 509 of Regulation S-K.

Response: Certain employees and partners of Bingham McCutchen LLP are limited partners in a limited partnership that is in turn a limited partner of FS Equity Partners V, L.P., which is the FS entity that is the investor in Gregg Investment Corporation, LLC. The limited partnership’s capital commitment

Mr. H. Christopher Owings

September 14, 2005

to FS Equity Partners V, L.P, which represents approximately 0.2% of the capital commitments to this $1.0 billion fund, is more than $50,000. The fact that employees and partners of Bingham McCutchen LLP have an interest in the ultimate parent of the Registrant is disclosed on page 144 of the Registration Statement in accordance with SK Item 509.

Financial Statements

Note 1(m) – Vendor Allowances, page F-12

13.	We believe the vendor allowances are material and should be disclosed in the notes to the financial statements for each of the past three years. Please revise accordingly. In addition, we believe management’s discussion and analysis, or other appropriate section in the filing, should be expanded to discuss the number of vendors with whom you have reimbursement agreements, the length of time and conditions of the vendor agreements, a statement as to whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursement of cooperative advertising expenses, and the dollar amount of excess reimbursements over costs incurred that are recorded as a reduction of cost of sales. If you do not intend to maintain the current level of advertising in the absence of the vendor agreements, we believe you should discuss the adverse impact on revenue or other measures. Please revise as appropriate.

Response: The Registrant has revised the disclosure on pages F-13, Note 1(n) to disclose the amount by which advertising expense was reduced for payments received from vendors under cooperative advertising for each of the past three years in response to the Staff’s comments. In addition, the Registrant has also revised its management’s discussion and analysis on pages 56 and 57 in response to the Staff’s comments.

Note 3 Accounts Payable — Third Party, page F-16

14.	We note your response to comment 49 in our letter dated August 5, 2005, however, it is not clear to us how your treatment complies with SFAS 95. In paragraph 23(a) of SFAS 95, payments on notes payable to suppliers would be treated as operating, however, your payments are being made to a financial institution. Please tell us how your treatment complies with SFAS 95 and any other literature you may be relying on. It may be helpful to us if you explained the business purpose of this arrangement.

Mr. H. Christopher Owings

September 14, 2005

Response: The Registrant’s accounts payable third party result from purchases of inventory from a few non-U.S. vendors under an arrangement with a financial institution. This arrangement is intended to ensure payment to the vendor from customers in the US by requiring payments for merchandise to be made directly to the financial institution. This requirement is similar to that of a factoring arrangement where a vendor sells its outstanding receivables to a third party at a discount in order to ensure collection by the vendor. The Registrant’s payment terms are negotiated directly with the vendor, as with all its other vendors. Payments under this arrangement are remitted directly to the financial institution under the payment terms the Registrant negotiated with the vendor. The Registrant receives no benefit from the payment transaction and since the Registrant only remits payment to the third party at the request of the vendor, the Registrant considers payments to the financial institution to be similar to payments remitted to other vendors.

Per AICPA Technical Practice Aid 1300.16, Purchase of Inventory through Direct Financing, payments made to the finance subsidiary of the manufacturer should be classified as operating cash outflows in accordance with FASB Statement No. 95, paragraph 23(a). While the financial institution in the Registrant’s situation is not a subsidiary or related party of the vendor, the relationship with the third party financial institution is a requirement of the vendor and not a decision made by the Registrant. Furthermore, under the example provided in the Technical Practice Aid, cash is not remitted by the dealer until the automobiles are sold and thus the automobile dealer is financing its inventory on extended terms (i.e. until the inventory is sold). This transaction differs from that of the Registrant’s as the Registrant is obligated to pay specific invoice purchases based on the standard payment terms (which are consistent with those of inventory purchases from other vendors). The payment of the accounts payable is not tied to the sale of goods and thus no special or extended terms are offered. In addition, there are no borrowings from the financial institution by the Registrant, as payment is based on an invoice-by-invoice basis at time of purchase.

Based on these facts, the Registrant believes that the cash flows from these purchases are appropriately classified as an operating item as they involve routine inventory purchases, the Registrant derives no benefit from the arrangement, and no extended terms are provided.

Note 4 — Debt, page F-16

15.

We do not agree with your conclusion in response to comment 50 in our letter dated August 5, 2005. We believe you need to revise the footnotes to include the disclosures required by Rule 3-10(e) of Regulation S-X. Instruction 2 to that Rule specifically requires certain

Mr. H. Christopher Owings

September 14, 2005

disclosures if you are omitting the condensed consolidating financial information called for by Rule 3-10(e)(4) of Regulation X. Please revise to include the appropriate disclosures or advise.

Response: The Registrant has revised the disclosure on page F-17 of the Registration Statement in response to the Staff’s comment.

Exhibit 5.1

16.	Please confirm to us the reference and limitation to the internal substantive laws of the State of New York includes the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws.

Response: We confirm that the reference and limitation to the internal substantive laws of the State of New York includes the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws.

17.	We note that your opinion is subject to various exceptions, qualifications and assumptions that appear overly broad and include substantial limitations. For example, we note the disclosure in paragraphs (c), (d), (e), (f), (g), and (h). Please explain and support these substantial limitations outlined in the paragraphs cited or delete the disclosure as appropriate. We also note the statement in paragraph (h) that “[w]e express no opinion....after the date hereof.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Please revise the opinion. to delete the cited limitation.

Response: We have revised Exhibit 5.1 in response to the Staff’s comment, except that we have retained paragraph (c) (other than the last phrase) because we believe that this “equity principles exception” is generally recognized as a standard exception.

Exhibit 5.2

18.	Please delete counsel’s knowledge limitations to the matters set forth in Exhibit A.

Mr. H. Christopher Owings

September 14, 2005

Response: Ice Miller LLP has revised Exhibit 5.2 in response to the Staff’s comment.

19.	We note disclosure indicating that the “opinions expressed herein....are effective only as of the date hereof.” As indicated above, the opinion must speak as of the date of effectiveness. We further note that the “foregoing opinion should not be relied upon for any other purpose.” Note holders are entitled to rely on this legal opinion. Please revise to delete these limitations.

Response: Ice Miller LLP has revised Exhibit 5.2 in response to the Staff’s comment.

Exhibit 99.1

20.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.

Response: The Registrant did not see a reference to the language identified by the Staff in Exhibit 99.1.

The Registrant has arranged for delivering to the attention of Robert Barnett and Matthew Benson of the Commission via hand delivery three copies of this response letter together with three marked copies of Amendment No. 2.

Very truly yours,

/S/ ANN F. CHAMBERLAIN

cc:	Robert Bartnett
Michael Moran
Matthew Benson
Ellie Quarles